Exhibit 4.49

Confidential treatment has been requested for certain portions of this exhibit. The copy filed herewith omits the information subject to the confidential treatment request. Omissions are designated as " ***** ". A complete version of this exhibit has been filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

SUB-AGENCY AGREEMENT

THIS SUB-AGENCY AGREEMENT is made on the 12 of September, 2003 (hereinafter referred to as “Effective Date”) between ACAMBIS RESEARCH LIMITED, having a place of business at Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT, UK (hereinafter referred to as the “Acambis”) and BAXTER HEALTHCARE SA, having a place of business at Hertistrasse 2, CH-8304, Wallisellen, Switzerland (hereinafter referred to as “BHSA”).

WHEREAS:

(A)	Cangene Corporation (“Cangene”) has appointed Acambis the sole agent for marketing and promoting the Product (as defined below) in the Territory (as defined below), subject to the terms and conditions set forth in the Agency Agreement (as defined below);

(B)	BHSA and Acambis have entered into various agreements relating to the distribution, manufacture and licensing of smallpox vaccines; and

(C)	Acambis wishes to appoint, and BHSA wishes to become, an exclusive sub-agent for the marketing and promotion of the Product in the Territory pursuant to the terms and conditions of this Agreement and subject to the Agency Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual agreements herein set forth and other valuable consideration, the Parties agree as follows:

1	Definitions

1.1	In this Agreement, the following terms shall have the following meanings:

“Affiliate” means an organisation that is directly or indirectly: (i) controlled by a Party hereto or (ii) in control of such Party or (iii) under common control with such Party, and for the purpose of this definition, control shall consist of the ownership of: (x) 50% or more of the voting stock or other equity interest of an entity or (y) any such lower percentage of voting stock if such percentage would still be sufficient to elect a majority of the directors of the board of the entity.

“Agency Agreement” means the Agency and Development Agreement dated 3 March 2003 between Acambis and Cangene, a copy of which is attached as Appendix A.

“Agreement” means this Agreement including all schedules, appendices and attachments and amendments agreed to in writing by the Parties.

“Cangene Intellectual Property” means any proprietary information, know how or inventions of Cangene or its Affiliates, including without limitation, any patent, trademark, trade name, symbol or proprietary mark affixed to or associated with the Product.

“Confidential Information” means any and all information disclosed by a Party to the other Party concerning processes, methods, formulas, discoveries, inventions, intellectual property, research, plans and policies and any scientific, technical or business information, the disclosure of which may be prejudicial to the disclosing Party, but shall not include information that:

(a)	forms part of the public domain prior to its disclosure;

(b)	was known to the receiving Party prior to its disclosure; or

(c)	was disclosed to the receiving Party by a third party which is not under an obligation of confidence to the disclosing Party at the time of the disclosure to the receiving Party.

The Confidential Information of Acambis shall include, without limitation, any Cangene Intellectual Property disclosed to BHSA under this Agreement.

“Customer” means any countries, governments, organisations, companies and/or other entities purchasing the Product directly or indirectly from Cangene in the Territory.

“Party” means Acambis or BHSA, as appropriate, and “Parties” means Acambis and BHSA.

“Product” means Cangene’s vaccinia immune globulin product derived from the NYC Board of Health Strain of the vaccinia virus used for the treatment or prevention of adverse reactions to smallpox vaccination, in any form, variant, formulation and any future improvement, including, without limitation, liquid or lyophilised forms of said product, as further described in the Agency Agreement.

“Territory” means all countries world-wide, excluding *****************************************.

2	Appointment of Sub-Agent

2.1	Subject to the terms and conditions of this Agreement, during the Term, Acambis appoints BHSA, and BHSA accepts the appointment, as Acambis’ exclusive sub-agent in the Territory for the sole purpose of marketing and promotion of, and the solicitation of Customers for, the Product in accordance herewith, without any right to appoint further sub-agents. Acambis retains the right and authority to market and promote, and solicit customers for, the Product within the Territory itself and through its Affiliates.

2.2	Each Party shall inform the other of any potential Customers with whom it has had contact and shall keep the other Party regularly informed of the marketing and promotional activities which it is planning. In addition, regular reviews by the Parties shall be held to coordinate activities in the Territory. For greater certainty, BHSA shall have no authority to act on behalf of Acambis without the prior, written authorisation of Acambis.

3	Compliance with Provisions of Agency Agreement.

3.1	In respect of the following listed clauses of the Agency Agreement, BHSA (a) acknowledges Cangene’s rights thereunder, (b) agrees to comply therewith to the same extent as if the references to Acambis were to BHSA and (c) agrees that such clauses are incorporated by reference in this Agreement (as amended above) and that a breach by BHSA of any such clause shall be a breach of this Agreement:

Clauses 2.5, 5.2, 5.4, 6.3, 6.4(b), 7.1, 7.3, 8.1, 8.2, 8.3, 8.4, 8.5, 8.6, 12.1 and 12.2.

3.2	To the extent that the foregoing clauses require BHSA to provide any information, materials or services or discuss any matter; BHSA agrees that it will provide such information, materials and services to, and discuss such matters with, Acambis and will in all matters relating to this Agreement interact with Acambis rather than Cangene.

4	Information from Cangene

4.1	Information. Acambis will provide BHSA with copies of information and documents relating to the Product that Acambis receives from Cangene that BHSA reasonably requires to fulfil its obligations under this Agreement. Acambis shall not be required to provide information and documents that are not in its possession or that Acambis is not entitled to disclose to BHSA.

4.2	Price. BHSA acknowledges that the price for the Product is set by Cangene. Upon Acambis’s receipt of any change in the price or related information from Cangene, Acambis will promptly forward such to BHSA. BHSA may provide the pricing set by Cangene for the Product to potential Customers.

4.3	Notice of Sale. Acambis shall notify BHSA, within a reasonable period of its receipt of notice from Cangene of Cangene’s acceptance or refusal of any order for the Product within the Territory and of any such order accepted by Cangene which Cangene has failed to execute in accordance with its terms, in either case, only in respect of Customers obtained or potential Customers referred through the efforts of BHSA under this Agreement.

4.4	Advertising Materials. Acambis shall supply BHSA with samples and English versions of advertising, promotional and selling materials, descriptive literature and information relating to the Product (including, without limitation, technical data, manuals, sales aids, catalogues, sales brochures and sales manuals that relate to or are used in connection with the Product) that Acambis receives from Cangene that BHSA may from time to time reasonably request for the purpose of complying with its obligations under this Agreement (subject to Acambis retaining sufficient quantities of the foregoing as it determines necessary to comply with its obligations under the Agency Agreement).

4.5	Product Improvements. Acambis shall promptly advise BHSA of any improvements or changes made to the Product of which Cangene notifies Acambis.

5	Financial Provisions

5.1	Commission. In consideration of the obligations undertaken by BHSA under this Agreement, Acambis shall pay to BHSA a commission of ******* of the commission that Acambis receives from Cangene under the Agency Agreement for marketing and promoting the Product (“Sub-Commission”) in the Territory except for any commission related to sales in ********* where Acambis shall pay Baxter ****** of the commission that Acambis receives from Cangene. The Sub-Commission shall be based on the total commission that Acambis receives from Cangene for Product sold by, or through, Cangene in the Territory, at any time during the Term, whether or not to Customers introduced by BHSA or its Affiliates.

5.2	Payment Terms. Payment of the amounts owing to BHSA in accordance with Clause 5.1 shall be made by Acambis to BHSA within 30 days of Acambis’s receipt of payment from Cangene. Payments shall be made in the currency in which Acambis receives the relevant commission payment from Cangene.

6	Representations and Warranties.

6.1	Each Party represents and warrants that:

(a)	the execution, delivery and performance of this Agreement has been duly authorised by such Party and it has the full right, power and authority to enter into this Agreement and perform all of its obligations hereunder either directly or through an Affiliate;

(b)	entering into this Agreement does nor and will not violate any agreement or obligation existing between such Party and any third party and it will not enter into any agreement or take any action that would restrict its performance under this Agreement; and

(c)	there is no outstanding litigation, arbitrated matter or other dispute to which such Party is aware it is a party, which, if decided unfavourably, would reasonably be expected to have a material adverse effect on the ability of such Party to fulfil its obligations under this Agreement.

6.2	BHSA represents and warrants that neither it nor any of its Affiliates will manufacture, or assist in the manufacturing, market and/or distribute a competitive product to the Product during the Term and for one year thereafter, and for greater certainty, this shall include any other vaccinia immune globulin.

7	Indemnification

7.1	Indemnification. BHSA shall indemnify Acambis, Cangene and their Affiliates, divisions, representatives, employees, officers, agents and successors, from and against all loss, damage, liability or expense suffered or incurred by such persons associated with, resulting from, in connection with or otherwise arising out of any promise, warranty, guarantee or representation concerning the Product made by BHSA that is materially beyond or materially contradicts the information relating to the Product provided to BHSA by Acambis (or directly by Cangene).

7.2	Indemnification Procedure. In the event Acambis seeks indemnification pursuant to Clause 7.1, it shall (a) promptly notify BHSA of any claim made against it in relation to such matters; (b) not accept any compromise of settlement or take any other material steps in relation to the subject of such claim without the prior written approval of BHSA; (c) cooperate fully with and give every reasonable assistance to BHSA or its insurers in the investigations and handling of any claim; and (d) take all reasonable steps to mitigate any loss in relation to any claim made against BHSA hereunder.

7.3	Agency Agreement Indemnity. The Parties acknowledge that Cangene is obligated to indemnify Acambis and its agents for certain damages relating to the Products pursuant to the terms of the Agency Agreement. To the extent BHSA incurs any damages covered by such indemnity, Acambis agrees to use reasonable endeavours to attempt to enforce and obtain indemnification from Cangene for such damages incurred by BHSA.

8	Term and Termination

8.1	Term. Unless earlier terminated in accordance with the terms of this Agreement, this Agreement shall commence on the Effective Date and continue in effect for a period of two years, and may be renewed for additional periods upon the written agreement of the Parties (collectively, the “Term”).

8.2	Termination for Cause. Either Party may terminate this Agreement upon written notice at any time if the other Party:

(a)	is in default in any material respect in the performance of any of its obligations under this Agreement or otherwise commits any material breach of this Agreement, and such default continues for more than 60 days after written notice from the non-defaulting Party to the defaulting Party stating the particulars of such default, provided however, that the time for curing any such default may be extended past such 60 day period if the defaulting Party is actively taking steps to rectify the default prior to the expiry of such 60 day period, but such remediation cannot be completed within the 60 day period;

(b)	is declared insolvent or is the subject of a resolution or an order for its winding-up, dissolution or administration, has made, or is making an arrangement or composition with its creditors (other than for the purposes of a solvent amalgamation or reconstruction where the resulting entity is at least as creditworthy as such other Party and assumes all of the obligations of such other Party under this Agreement), or a receiver has been appointed over, or an encumbrancer has taken possession of, its assets;

(c)	ceases to carry on its business or substantially the whole of its business (except for a bona fide reorganisation); or

(d)	cannot materially perform its obligations under this Agreement because of a Force Majeure Event for more than three months.

8.3	Termination of Agency Agreement. If the Agency Agreement is terminated or expires for any reason during the Term of this Agreement, this Agreement shall terminate automatically and concurrently with the termination or expiration of the Agency Agreement.

9	Consequences of Termination.

9.1	Effect. Upon the expiration or termination of this Agreement, for any reason:

(a)	Return of Materials. BHSA shall cease use of, and shall return to Acambis, all of the Confidential Information of Acambis and Cangene disclosed under this Agreement in its possession; provided, however, that it may retain a copy of the foregoing as necessary to comply with all laws and regulations and its internal compliance policies.

(b)	No Further Promotion. BHSA shall (i) cease marketing and promoting the Product, (ii) notify all interested parties of the termination and (iii) cease making representations to the public that it is an authorised agent of Acambis or Cangene.

(c)	Outstanding Payments. Acambis shall honour and pay to BHSA, upon expiration or termination of this Agreement any payments due on commissions received by Acambis for sales occurring during the Term of this Agreement.

9.2	Survival. In the event of any expiration or termination of this Agreement, the provisions of Clauses 1, 6, 7, 9, 10, 11 and 12 shall survive and shall continue to bind the Parties for 10 years after such expiration or termination.

10	Confidentiality

10.1	No Disclosure. Each Party shall (a) not disclose any of the other Party’s Confidential Information to any third party unless required for regulatory filings, (b) use the other Party’s Confidential Information only for the purposes of fulfilling its obligations and exercising its rights under this Agreement, (c) use at least the same degree of care in keeping the other Party’s Confidential Information confidential as its uses for its own confidential information of a similar nature and (d) limit access to the other Party’s Confidential Information to persons who have a need to know for the purposes of this Agreement.

10.2	Disclosure to Employees. Each of the Parties acknowledges that it will be necessary to disclose the other Party’s Confidential Information to employees. Each of the Parties warrants that it has sufficient procedures and protections in place, and shall continue to keep such procedures and protections in place in order to enforce and maintain the confidentiality and prevent the unauthorised use and unauthorised disclosure of its own and the other Party’s Confidential Information.

10.3	Equitable Relief. Each of the Parties acknowledges that any violation of any of the provisions hereof may result in immediate and irreparable damage to the disclosing Party and agrees that in the event of such violation, disclosing Party shall, in addition to any other right, relief, or remedy available at law, be entitled to any equitable relief that any court of competent jurisdiction may deem just and proper.

10.4	Public Announcement. Neither Party (nor any Affiliate of either Party) will originate any written publicity, news release or other public announcement, relating to this Agreement without the prior written approval of the other Party.

11	Exclusion of Consequential Damages. Except for damages resulting from gross negligence, wilful misconduct, personal injury or death, neither Party shall be liable to the other, whether for negligence, breach of contract, misrepresentation or otherwise, for any incidental, special, indirect or consequential damages or damages resulting from loss of sale, business, profits, goodwill, opportunity or anticipated savings. Except as expressly stated herein, neither Party makes any warranties and each expressly disclaims all other warranties, implied, statutory or otherwise with respect to this Agreement, including, without limitation, any implied warranties of satisfactory quality, fitness for a particular purpose or non-infringement.

12	Miscellaneous

12.1	Assignment. Neither Party may assign its rights or delegate its duties under this Agreement to any third party without the prior written consent of the other Party, except that Acambis may assign this Agreement to an Affiliate without such consent. Any unauthorised assignment of this Agreement is void. This Agreement shall be binding on the Parties and their respective successors and permitted assigns.

12.2	Force Majeure. If and to the extent that a Party’s performance of any of its obligations pursuant to this Agreement is prevented, hindered or delayed by fire, flood, earthquake, elements of nature or acts of God, acts of war, terrorism, riots, civil disorders, rebellions, revolutions, strikes, labour disputes, any acts by a third party, any third party products or any other similar cause beyond the reasonable control of such Party, (each, a “Force Majeure Event”), then the non-performing, hindered or delayed Party shall be excused for such non-performance, hindrance or delay, as applicable, of those obligations (except for monetary payment obligations) affected by the Force Majeure Event for as long as such Force Majeure Event continues and such Party continues to use commercially reasonable efforts to recommence performance whenever and to whatever extent possible without delay, including through the use of alternate sources, work-around plans or other means. The Party whose performance is prevented, hindered or delayed by a Force Majeure Event shall immediately notify the other Party of the occurrence of the Force Majeure Event and describe in reasonable detail the nature of the Force Majeure Event.

12.3	Severability. If for any reason a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision or portion shall be enforced to the maximum extent permissible so as to effect the intent of the Parties, and the remainder of this Agreement shall continue in full force and effect.

12.4	Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of England and shall be subject to the exclusive jurisdiction of the English courts, to which each Party hereby submits. Notwithstanding the foregoing, however, either Party may seek injunctive or equitable relief, in addition to damages, for a breach of the confidentiality provisions of this Agreement in any court of competent jurisdiction.

12.5	Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which taken together shall constitute one single agreement between the Parties.

12.6	Entire Agreement. This Agreement, including any attached appendices and any other documents to be executed and delivered pursuant to it, represents the entire agreement between the Parties with respect to the subject matter hereof, and supersedes all other representations, understandings, negotiations, communications or agreements, written, oral or otherwise, between the Parties regarding the subject matter of this Agreement.

12.7	Notice. Any notice or other documents required or permitted to be given under this Agreement shall be in writing and shall be delivered or sent by facsimile addressed to the Party to whom it is to be given at the address shown below or a such other address or addresses as the Party to whom such writing or document is to be given shall have last notified the other Party in accordance with the provisions of this paragraph:

if to Acambis at:
Acambis Research Limited
Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT UK
Fax: +44-1223-275-300
Attention: Nick Higgins, Commercial Director;

if to BHSA at:
Baxter Healthcare SA
Hertistrasse 2
CH-8304
Wallisellen, Switzerland
Fax: [__________]
Attention: [__________].

Any notice or other document shall:

(a)	if delivered, to be deemed to have been given and received at the place of receipt on the date of delivery, provided that if such date is a day other than a business day in the place of receipt, such notice or document shall be deemed to have been given and received at the place of receipt on the first business day in the place of receipt, thereafter; and

(b)	if transmitted by facsimile, be deemed to have been given and received at the place of receipt on the next business day in the place of receipt, following the day of sending.

12.8	Amendments. None of the terms, conditions or provisions of this Agreement shall be held to have been changed, waived, varied, modified or altered by any act or knowledge of either Party, their respective agents or employees unless done so in writing signed by authorised signatories of the Parties.

IN WITNESS WHEREOF the Parties have duly executed this agreement as of the date first above written.

ACAMBIS RESEARCH LIMITED	BAXTER HEALTHCARE SA

By:	By:

Nicolas Higgins Chief Business Officer
Date:	Date:

APPENDIX A: Agency Agreement